                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

        ANNOUNCEMENT CONCERNING TOYO OFFICEMATION INC. BECOMING A WHOLLY
                     OWNED SUBSIDIARY OF MITSUI & CO., LTD.


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 17, 2003


Commission File Number 09929


                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                     Form 20-F [X]      Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes [ ]              No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 17, 2003

                                    MITSUI & CO., LTD.


                                    By:  /s/ Tasuku Kondo
                                       -----------------------------------------
                                       Name:  Tasuku Kondo
                                       Title: Executive Director
                                              Senior Executive Managing Officer
                                              Chief Financial Officer

WITH RESPECT TO THE SHARE EXCHANGE BETWEEN MITSUI & CO., LTD. AND TOYO OFFICEMATION INC.-

THE EXCHANGE OFFER OR BUSINESS COMBINATION REFERRED TO IN THIS PRESS-RELEASE INVOLVES SECURITIES OF A NON-U.S. COMPANY. THE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A NON-U.S. COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. CERTAIN OF THE FINANCIAL INFORMATION INCLUDED IN THIS PRESS-RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH NON-U.S. ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL INFORMATION OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE U.S. FEDERAL SECURITIES LAWS, SINCE THE ISSUER OF THE SECURITIES IS LOCATED IN A NON-U.S. COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A NON-U.S. COUNTRY. YOU MAY NOT BE ABLE TO SUE A NON-U.S. COMPANY OR ITS OFFICERS OR DIRECTORS IN A NON-U.S. COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A NON-U.S. COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

                                                               December 17, 2003

To whom it may concern,

                                                          Mitsui & Co., Ltd.


                                                          Toyo Officemation Inc.

             ANNOUNCEMENT CONCERNING TOYO OFFICEMATION INC. BECOMING
                 A WHOLLY OWNED SUBSIDIARY OF MITSUI & CO., LTD.

Mitsui & Co., Ltd. (hereinafter, "Mitsui") and Toyo Officemation Inc. (hereinafter, "TOM") have resolved at their respective board of directors meetings held today that TOM will become a wholly owned subsidiary of Mitsui through a share exchange and have entered into the share exchange agreement.

1. The purpose of TOM becoming a wholly owned subsidiary through share exchange. Mitsui has placed the solution business as a core of its operations in the information business field and will promote an optimization of its group, including affiliated companies related to the solution business, in order to maximize operating profits. The acquisition of TOM as a wholly owned subsidiary through the share exchange is one part of the group's organizational structure optimization which aims at speeding up the required decision making process.

     Since its establishment in 1971, TOM has provided a total service, covering everything from system design to system implementation, operating support and system maintenance, for the purpose of improving the effectiveness of the business process of its clients through the integration of information processing systems, imaging processing systems, data entry systems, etc., making full use of OCR and imaging technologies. Recently, TOM has achieved rapid expansion in outsourcing business focusing on the information processing services through establishment of Business Process Outsourcing Division. Furthermore, TOM is set to make the leap to a high value added service provider, utilizing the document processing technologies developed to date and placing integrated document management service as its new core business.

     TOM will increase its corporate value through further reinforcement of its collaboration with Mitsui and the other group companies and sharing of the client base and technological development resources as well as expansions in its operating base through measures such as M&A.

2.   Terms of the share exchange

     (1)  Timetable of the share exchange


          Dec. 17, 2003              Approval of the share exchange agreement at
                                     the board of directors meetings.

          Dec. 17, 2003              Execution of the share exchange agreement.

          Feb. 25, 2004 (Scheduled)  Extraordinary general meeting of shareholders to approve the share exchange agreement. (TOM only)

          Mar. 31, 2004 (Scheduled)  Last day of share certificate submission period (TOM only)

          Apr. 1, 2004 (Scheduled)   Effective date of share exchange (It is
                                     planned that TOM will be delisted from the stock exchange on March 26.)

          (Note) In accordance with Article 358, Para.1 of the Commercial Code of Japan, this share exchange will be conducted without the approval of the share exchange agreement at the general shareholders meeting of Mitsui.

     (2)  Share exchange ratio

          Mitsui requested Nomura Securities Co., Ltd. (hereinafter, "Nomura Securities") and TOM requested PricewaterhouseCoopers Financial Advisory Service," Co., Ltd. (hereinafter, "PwC FAS") respectively, to calculate the share exchange ratio. Taking into consideration the results of these calculations, the parties have consulted with each other and agreed on the share exchange ratio as described below.

          In the event that there is any material change in the conditions on which the share exchange ratio was determined, the share exchange ratio set out below may be amended after consultation between the parties.

                                              Mitsui                           TOM
                                         (Parent Company)           (Wholly Owned Subsidiary)
     ---------------------------- ------------------------------- -------------------------------
        Share exchange ratio                    1                              0.65
     ---------------------------- ------------------------------- -------------------------------


     (Note) 1. Allocation ratio of the shares

               One common stock of TOM shall be exchanged for 0.65 common stocks of Mitsui; provided, however, no share shall be allocated to the 4,045,998 common stocks of TOM held by Mitsui.

          2. Results, method and basis of the calculation by the third party institutions

               Nomura Securities used the Market Price Analysis in respect of Mitsui, and the Market Price Analysis, the Discounted Cash Flow Analysis and the Comparable Trading Multiples Analysis in respect of TOM, and based upon the overall consideration of the analytical results, calculated a range of share exchange ratios.

               PwC FAS used the Market Methodology, Discounted Earnings Methodology and Net Asset Methodology in respect of Mitsui and the Market Methodology, Discounted Cash Flow Methodology and Net Asset Methodology in respect of TOM, and considering the overall results, calculated a range of share exchange ratios.

          3. Number of new shares to be issued by Mitsui upon the share exchange

               There are no new shares to be issued. 1,868,881 shares held by Mitsui as treasury stock will be allocated.

     (3)  Cash distribution upon the share exchange

          There will be no cash distribution upon the share exchange.

3.   Outline of the companies involved in the share exchange.







                                                                                  (as of September 30, 2003)
------------------------------------------------------------------------------------------------------------
                                     Mitsui & Co., Ltd.                     Toyo Officemation Inc.
(1) Trade Name                       (Parent Company)                    (Wholly Owned Subsidiary)
--------------------------- -------------------------------------- -----------------------------------------
(2) Principal Business             General trading company          Sales of information systems equipment
--------------------------- -------------------------------------- -----------------------------------------
(3) Date of Establishment               July 25, 1947                         December 25, 1971
--------------------------- -------------------------------------- -----------------------------------------
(4) Address of Head           2-1, Ohtemachi 1-chome, Chiyoda-ku,     13-10, Shibaura 1-chome, Minato-ku,
    Office                                  Tokyo                                   Tokyo
--------------------------- -------------------------------------- -----------------------------------------
                              Shoei Utsuda: President and Chief
(5) Representative                    Executive Officer                   Sadanao Fukuda: President
--------------------------- -------------------------------------- -----------------------------------------
(6) Paid-in Capital                  192,487 million yen                       975 million yen
--------------------------- -------------------------------------- -----------------------------------------
(7) Number of Total
    Shares Issued                   1,583,674,837 shares                       6,921,200 shares
--------------------------- -------------------------------------- -----------------------------------------
(8) Shareholders Capital             686,482 million yen                      5,551 million yen
--------------------------- -------------------------------------- -----------------------------------------

                                                                                  (as of September 30, 2003)
------------------------------------------------------------------------------------------------------------
(9) Total Assets                    4,143,579 million yen                     7,680 million yen
--------------------------- -------------------------------------- -----------------------------------------
(10) Closing Date                         March 31                                 March 31
--------------------------- -------------------------------------- -----------------------------------------
(11) Number of Employees                    6,070                                    194
--------------------------- -------------------------------------- -----------------------------------------
(12) Main Clients                            --                                Mitsui & Co., Ltd.
                                                                             UFJ Trust Bank Limited
--------------------------- ------------------------- ------------ -----------------------------------------
(13) Major Shareholders     1.  The Master Trust      8.72%        1.  Mitsui & Co., Ltd.       58.46%
     and Percentage of          Bank of Japan, Ltd.                2.  TOM Employees Stock       3.56
     Shares Held            2.  Japan Trustee         8.24             Ownership Association
                                Services Bank, Ltd.                3.  The Chuo Mitsui Trust     0.93
                            3.  Mitsui Mutual Life    3.62             and Banking Company,
                                Insurance, Co.                         Limited
                            4.  Sumitomo Mitsui       3.57         4.  Sumitomo Mitsui           0.65
                                Banking Corporation                    Banking Corporation
                            5.  The Chuo Mitsui       3.11         5.  Ryoji Fushikawa           0.65
                                Trust and Banking
                                Company,
                                Limited
--------------------------- -------------------------------------- -----------------------------------------
(14) Major Banks           o Sumitomo Mitsui Banking Corporation   o Sumitomo Mitsui Banking
                           o Mizuho Corporate Bank, Ltd.             Corporation
                           o The Bank of                           o The Mitsubishi Trust and Banking
                             Tokyo-Mitsubishi, Ltd. Corporation    o UFJ Trust Bank Limited
                           o The Chuo Mitsui Trust and Banking     o The Chiba Bank, Ltd.
                             Company, Limited                      o The Hachijuni Bank, Ltd.
                           o Japan Bank for International
                             Cooperation
--------------------------- ---------------- ---------------------------------------------------------------
(15) Relationship of the    Capital          Mitsui is the largest shareholder of TOM, holding 58.46% of
     Companies              relationship     the total number of shares issued by TOM.
                            ---------------- ---------------------------------------------------------------
                            Personnel        One director, one officer and two statutory auditors of TOM
                            relationship     are sent from Mitsui.
                            ---------------- ---------------------------------------------------------------
                            Trading
                            relationship     Mitsui is one of the suppliers to and purchasers of TOM.
--------------------------- ---------------- ---------------------------------------------------------------



(16) Financial results for the three most recent fiscal years                                  (Million yen)
------------------------------------------------------------------------------------------------------------
                               Mitsui & Co., Ltd.                          Toyo Officemation Inc.
                                (Parent Company)                         (Wholly Owned Subsidiary)
                       --------------------------------------  ---------------------------------------------
                       Fiscal        Fiscal         Fiscal         Fiscal          Fiscal         Fiscal
                       year          year           year           year            year           year
                       ended         ended          ended          ended           ended          ended
                       March         March          March          March           March          March
Fiscal Year            2001          2002           2003           2001            2002           2003
-----------          ----------- -------------- -------------- -------------- --------------- --------------
      Sales          13,028,453   12,634,686     13,236,683        8,888           9,330          8,675
                     ----------- -------------- -------------- -------------- --------------- --------------
Operating Profit         55,194       79,345         97,706          671             567            112
                     ----------- -------------- -------------- -------------- --------------- --------------
Ordinary Profit                           --             --          650             613            116
                     ----------- -------------- -------------- -------------- --------------- --------------
Net Income               51,588       55,371         31,138          323             311             27
                     ----------- -------------- -------------- -------------- --------------- --------------
Net Income per
   Share (Yen)            32.57        34.97          19.68        46.79           45.07           3.92
                     ----------- -------------- -------------- -------------- --------------- --------------
Annual Dividend
 per Share (Yen)           8.00         8.00           8.00        10.00           13.00          13.00
                     ----------- -------------- -------------- -------------- --------------- --------------
  Shareholders
  Equity per
   Share (Yen)           526.89       577.93         545.19       799.84          832.82         820.98
                     ----------- -------------- -------------- -------------- --------------- --------------


(Note) 1. Mitsui's consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America and thus have no reference on the "Ordinary Profit".

       2. TOM's financial statements are referred to on a non-consolidated financial basis.

4.   Conditions after the share exchange

          (1) Trade name, principal business, address of head office and representative of the companies involved.

               At present, there are no changes planned as a result of the share exchange.

          (2)  Paid-in Capital

               As the common stocks of Mitsui held as treasury stock will be allocated through the share exchange, there will be no changes planned in the paid-in capital of either of the companies involved.

          (3)  Influence on Mitsui's consolidated results

               We expect that the influence on the consolidated results accompanied by the share exchange will be insignificant.

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF
SECTION 27A OF THE U.S. SECURITIES ACT OF 1933 AND SECTION 21E OF THE U.S. SECURITIES EXCHANGE ACT OF 1934) THAT REFLECT MITSUI & CO., LTD.'S PLANS AND EXPECTATIONS IN RELATION TO THE SHARE EXCHANGE DESCRIBED ABOVE AND THE BENEFITS RESULTING FROM THEM. TO THE EXTENT THAT STATEMENTS IN THIS PRESS RELEASE DO NOT RELATE TO HISTORICAL OR CURRENT FACTS, THEY CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE CURRENT ASSUMPTIONS AND BELIEFS OF MITSUI & CO., LTD. AND TOYO OFFICEMATION INC. IN LIGHT OF THE INFORMATION CURRENTLY AVAILABLE TO THEM, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS. SUCH RISKS, UNCERTAINTIES, AND OTHER FACTORS INCLUDE, IN PARTICULAR, THE FACTORS SET FORTH IN "RISK FACTORS" OF MITSUI & CO., LTD.'S ANNUAL REPORT ON FORM 20-F DATED SEPTEMBER 29, 2003 WHICH HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS MAY CAUSE MITSUI & CO., LTD.'S ACTUAL RESULTS, PERFORMANCE, ACHIEVEMENTS OR FINANCIAL POSITION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, ACHIEVEMENTS OR FINANCIAL POSITION EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. MITSUI & CO., LTD AND TOYO OFFICEMATION INC. UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS AFTER THE DATE OF THIS PRESS RELEASE.

                          If you have any question, please contact:

                                Yoshikazu Hiraki
                                General Manager of Investor Relations Department Corporate Communication Division
                                Mitsui & Co., Ltd.
                                2-1, Ohtemachi 1-chome, Chiyoda-Ku, Tokyo
                                Telephone No. 03-3285-7533
                                E-mail address: Y.Hiraki@mitsui.com

                                Tetsuhiro Oyoshi
                                Director of Accounting Division
                                Toyo Officemation Inc.
                                13-10, Shibaura 1-chome, Minato-ku, Tokyo
                                Telephone No. 03-3454-0814